FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2007

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Akihiko Toyotani
Akihiko Toyotani
General Manager of Finance Division

Date: September 19, 2007

Information furnished on this form:

EXHIBITS

Exhibit Number

1. A Joint Venture Formed for Wireless Broadband Business Based on Mobile WiMAX Technology

September 18, 2007

Name of Company Listed:	Kyocera Corporation

Name of Representative:	Makoto Kawamura, President and Director

(Code number: 6971; First Section of the Tokyo Stock Exchange; First Section of the Osaka Securities Exchange)

Person for Inquiry:	Akihiko Toyotani
General Manager, Finance Division
(Tel: 075-604-3500)

A JOINT VENTURE FORMED FOR WIRELESS BROADBAND BUSINESS

BASED ON MOBILE WIMAX TECHNOLOGY

KDDI Corporation, Intel Corporation, East Japan Railway Company, Kyocera Corporation, Daiwa Securities Group Inc., and the Bank of Tokyo-Mitsubishi UFJ, Ltd. today announced that they have agreed to invest in a joint venture, Wireless Broadband Planning K.K. (WBPK). The joint venture has been established to bid for the 2.5GHz frequency band for Mobile Broadband Wireless Access System (BWA). Subsequent to obtaining a license, it will develop and operate a wireless broadband network based on mobile WiMAX technology.

Under the agreement, WBPK intends to commence license application procedures for BWA base-stations based on mobile WiMAX technology. Should the company be successful in obtaining a license, the company plans to swiftly launch a mobile wireless broadband business.

In 2003 KDDI became among the first to focus on mobile WiMAX technology, and has since been heavily involved in fostering standardization of the technology with both IEEE and the WiMAX Forum. As a step towards commercialization of the technology, KDDI also carried out Japan’s first WiMAX field trial last year in Osaka. Additionally, KDDI has long-standing technologies and expertise in telecommunications infrastructure development, operation and maintenance as well as telecommunications business operations, and is a leading comprehensive carrier offering mobile and fixed-line services. WBPK will leverage the strength and resources of KDDI.

Intel plays a strong leadership role in the development and deployment of WiMAX technologies and the development of compliant WiMAX devices. Intel plans to invest in the joint venture through Intel Capital, its global venture investment organization, which already has made significant WiMAX investments elsewhere around the world.

JR East holds extensive infrastructure including 7,500km of railway networks and 1,700 stations. JR East is an integral part of daily life for its customers, including a world record ridership of 16 million daily around Tokyo.

In addition, the extensive financial resources of Kyocera, Daiwa Securities Group and the Bank of Tokyo-Mitsubishi UFJ will help WBPK promptly deploy its planned mobile WiMAX network.

WBPK intends to become a global leader in the development and deployment of innovative services based around mobile WiMAX, and also intends offering these services globally through roaming agreements.

Subsequent to obtaining a license, WBPK intends to launch a wireless broadband business promptly. WBPK also sees opportunity for creating new market segments in co-operation with Mobile Virtual Network Operators (MVNOs). This will help consumers enjoy a variety of broadband services.

Looking ahead, WBPK intends to help develop and energize information and communication market segments, contributing to enhance Japan’s international competitiveness as well as economic and social development for Japan.

< New Company Outline >

Name:	Wireless Broadband Planning K.K.
Headquarters:	Iidabashi, Chiyoda-ku, Tokyo
Capital*1:	850 million yen
Shareholders*2:	KDDI (32.26%)
Intel Capital (17.65%)
East Japan Railway Company (17.65%)
Kyocera Corporation (17.65%)
Daiwa Securities Group Inc. (9.8%)
The Bank of Tokyo-Mitsubishi UFJ (5%)
Scheduled finalization date for new share issue*3, *4: September 27, 2007
Director: Takashi Tanaka, representative director (KDDI)

*1	274.2 million yen at present.
*2	KDDI holds 100% at present
*3	The company was established on August 29, 2007.
*4	Capital increase is planned after a license is obtained.